Exhibit 99.2

September 7, 2022

Fellow Shareholders,

Our Q2 results were below our guidance range due to delays in project sales in the U.S. Q2 revenue was $8.2 million, driven primarily by our IPP assets in China and NTP project sales in the U.S. Gross margin for the quarter was 45% and EBITDA was $2.4 million.

Looking forward, we are extremely optimistic about our growth opportunities as the solar industry is benefiting from strong tailwinds such as rising Power Purchase Agreement (PPA) prices and favorable regulatory conditions in our two largest markets, Europe, and the United States.

In Europe, Russia’s conflict with Ukraine and record heat and drought continues to cause major energy supply disruptions. As a result, energy supply is failing to keep up with demand and is sending wholesale electricity prices to record highs across Europe. As an example, in June, Poland’s average wholesale price of electricity increased over 300% to ~885 PLN/MWh ($198/MWh) from ~218 PLN/MWh ($55/MWh) in June 2020 before the Russia-Ukraine conflict began.

As a result, in Q2, we saw Poland solar PPA prices increase by 36% to €95.0 per MWh on high demand for renewable energy PPAs in a tight supply environment. In Q2, for Europe as a whole, Solar PPA prices increased by 19% from the previous quarter and 47% year-over-year. Even with these price increases, solar PPAs continue to remain attractive relative to the significantly higher wholesale electricity prices.

Left: European Solar PPA prices: Q2’20 – Q2’22

Right: Poland wholesale electricity prices in PLN/MWh: January, 2018 to June, 2022

Source: LevelTen Energy

In the U.S., solar PPA prices increased by over 8% from the previous quarter for all Independent System Operators (ISOs) as demand for solar PPAs continue to grow faster than supply. These higher PPA prices have driven up the revenue and margin opportunity of our pre-NTP and NTP project pipeline across Europe and North America.

Further, in the U.S., the solar industry welcomed the passage of the Inflation Reduction Act in mid-August, 2022. This law earmarks $369 billion for U.S. energy security and fighting climate change, which makes it the biggest investment in clean energy ever made in U.S. history. The law includes many tax incentives for solar and storage deployments (including independent storage facilities), investments in domestic solar manufacturing and other critical energy provisions. As an example, the law extended the 1.5 cents kWh Production Tax Credit for electricity produced with renewable energy and the 30% Investment Tax Credit for 10 years, which significantly improves the value and ROI on solar projects. For households, the incentives help make things like rooftop solar panels, electric vehicles and energy-efficient appliances more affordable, in a bid to more quickly transition the U.S. toward cleaner sources of energy. The Solar Energy Industries Association (SEIA) believes this law will create a stable policy environment for solar energy development and will set the foundation to drive the solar industry towards its goal of 30% of U.S. electricity generation by 2030 from 4% today.

To conclude, the future looks bright for solar energy. We believe we are well-positioned to capitalize on the accelerating solar adoption across Europe and North America. Given our deep expertise in developing and operating solar projects, our extensive network of industry partnerships throughout Europe, our well-capitalized balance sheet, and our unmatched track record in closing financing transactions and profitably monetizing projects, we are increasingly optimistic about our goal of becoming a leading global solar developer. While we are extremely optimistic about the long-term, we are also aware that the current energy crisis and inflation in Europe is causing significant instability in the region and increasing risks of a recession. We remain cautious and extremely focused over the near term as the situation in Europe evolves.

With that overview, we will now review the details of our first quarter operating and financial performance.

Q2 2022 Financial Highlights:

●	Revenue increased 134% sequentially to $8.2 million from $3.5 million in Q1’22
●	GAAP gross margin was 45.0%, higher than our guidance range primarily due to high-margin IPP sales in China
●	GAAP EBITDA was $2.4 million compared to zero in Q1’22
●	GAAP net loss was $0.2 million, lower than $1.7 million net loss in Q1’22
●	Non-GAAP net loss was $0.4 million, lower than $1.0 million Non-GAAP net loss in Q1’22

(in $ millions)	Q2’22	Q1’22	Q/Q Change
GAAP revenue	$8.2	$3.5	+134%
GAAP gross profit	$3.7	$1.1	+223%
GAAP operating income (loss)	$(0.2)	$(2.2)	-90%
Non-GAAP operating income (loss)	$0.8	$(1.4)	+161%
GAAP EBITDA	$2.4	$(0.0)	+4,984%
Adjusted EBITDA	$2.3	$0.6	+286%
GAAP net income (loss) attributed to ReneSola Power	$(0.2)	$(1.7)	-88%
Non-GAAP net income (loss) attributed to ReneSola Power	$(0.4)	$(1.0)	-65%

Revenue by segment:

Segment ($ in thousands)	Q2’22 Revenue	% of Total Revenue
Project Development	$2,092	25%
IPP	$5,897	72%
Others	$217	3%
Total	$8,206	100%

“IPP” consists of sale of electricity in China and the U.S.

“Other” refers to operations and maintenance.

Revenue by region:

Region ($ in thousands)	Q2’22 Revenue	% of Total Revenue
North America	$2,263	28%
Europe	$354	4%
China	$5,589	68%
Total	$8,206	100%

Mid-to-Late Stage Pipeline Growth Goal

In 2022, we expect to close the year at 3 GWs with a significant portion of the growth coming from Europe due to favorable policy support and increasing energy demand. We target growth of the Company’s mid-to-late stage pipeline to 5 GWs by the end of 2024 with a significant portion of the growth coming from Europe.

The following table details our mid-to-late stage project pipeline by location:

Project Location	Mid-to-late stage (MW)
U.S.	653
Poland	705
Spain	304
U.K.	235
France	117
Hungary	102
Italy	92
Germany	40
China	156
Total	2,404

In addition to the solar PV project portfolio, we also have a storage pipeline of over 1 GWh in the U.S. and Europe at different development stages.

Detailed Review of Pipeline by Region

United States

Our mid-to-late stage U.S. projects pipeline now totals 653 MW, up from last quarter. Of our total 653 MW pipeline, 146 MW are community solar projects in Minnesota, Maine, and New York. Additionally, we have projects under development in Alabama, California, Illinois, and Pennsylvania. Meanwhile, we operate 24 MW of utility projects in North Carolina.

U.S.A.	Capacity (MW)	Project Type	Status	Expected NTP/Sale	Business Model
Minnesota	6	Community	Under Development	2022	NTP Sale
New York	130	Community + Utility	Under Development	2022	NTP Sale
Florida	100	Utility	Under Development	2022/2023	NTP Sale
Maine	10	DG & Community	Under Development	2022	NTP Sale
Pennsylvania	70	Utility + Storage	Under Development	2022	NTP Sale
Illinois	50	Utility + Storage	Under Development	2023/2024	NTP Sale
Virginia	7	Community	Under Development	2023/2024	NTP Sale
California	280	Utility + Storage	Under Development	2024/2025	NTP Sale
Total	653

Poland

In Poland, we have ~705 MW of ground-mounted projects in our mid-to-late stage pipeline.

Poland	Project	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Auction 2020 and 2021	Solar farms	75	Ground-mounted	Under Construction	2022 + 2023 COD	RTB Sale + EPC
Current Pipeline	Including smaller scale projects	~545	Ground-mounted	Under Development	2023/2024 RTB	RTB Sale
Close to RTB		58	Ground mounted	Under Development	2022 RTB	RTB Sale + EPC
Close to RTB		27	Ground mounted	Under Development	2022/2023 RTB	IPP
Total		~705

Spain

We have a mid-to-late stage pipeline of 304 MW of ground-mounted projects located in various regions across Spain.

Spain	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Castillo (three projects)	24	Ground-mounted	Under Development	2022/2023	RTB Sale
Project Portfolio	280	Ground-mounted	Under Development	2023/2024	RTB Sale
Total	304

U.K.

In the U.K., we have a mid-to-late stage pipeline of 235 MW of ground-mounted projects under development.

U.K.	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Novergy Portfolio	185	Solar only Ground-mounted	Under Development	2022/2023	RTB Sale
Others	50	Solar-plus-storage Ground-mounted	Under Development	2023/2024	RTB Sale
Total	235

Germany

In Germany, we have 40 MW of ground-mounted projects in our mid-to-late stage pipeline under development.

Germany	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Project - Kentzlin	12	Ground-mounted	Under Development	2022	RTB Sale
Project Portfolios	28	Ground-mounted	Under Development	2023	RTB Sale
Total	40

France

In France, we have a project pipeline of 117 MW, all of which are ground-mounted projects.

France	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Project Portfolios	99	Ground mounted	Under Development	2022/2023	RTB Sale
Project Portfolios	18	Ground mounted	Under Development	2022	Development Services
Total	117

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has a total capacity of 102 MW.

Hungary	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Portfolio with FIT	54	Ground- mounted	Ready-to-Build/ Under development	2022/2023	IPP
Portfolio for Corporate PPAs	48	Ground- mounted	Under Development	2022/2023	Build-Transfer
Total	102

Italy

In Italy, we partnered with two local developers and started to build our pipeline in this important market.

Italy	Capacity (MW)	Project Type	Status	Expected RTB/Sale	Business Model
Opal 1 - Lancia	7	Ground- mounted	Under Development	2023/2024	RTB Sale
OpalB - CIRO	8	Ground- mounted	Under Development	2023/2024	RTB Sale
Project Portfolio	72	Ground- mounted	Under Development	2023/2024	RTB Sale
Caggegi	5	Ground- mounted	Under Development	2023/2024	RTB Sale
Total	92

Solid Operating Asset Portfolio with Attractive Long-term Growth Plan

We currently own 186 MW of operating projects, of which we operate ~162 MW of rooftop projects in China, and ~24 MW in the U.S. In Q2 2022, we connected about 3 MW of newly developed projects in Zhejiang, Jiangsu, Fujian, and Guangdong provinces in China. In the first half, our ability to add new IPP projects in China was significantly impacted by the Covid lockdowns that remains ongoing. The China rooftop solar projects are concentrated in attractive eastern provinces with Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	162
- Zhejiang	45
- Henan	46
- Anhui	31
- Hebei	17
- Jiangsu	14
- Shandong	3
- Fujian	6
- Liaoning	0.2
- Guangdong	0.2
United States	24
Total	186

Our new asset development pipeline in China is now estimated to be 156 MW, more than doubled from our prior estimate of 74 MW.

China	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
China DG	Jiangsu	39	Net Metering	Under Development	2022/23	IPP Business
China DG	Zhejiang	29	Net Metering	Under Development	2022/23	IPP Business
China DG	Shandong	43	Net Metering	Under Development	2022/23	IPP Business
China DG	Anhui	13	Net Metering	Under Development	2022/23	IPP Business
China DG	Others	32	Net Metering	Under Development	2022/23	IPP Business
	Total	156

In addition, as part of our long-term growth plan, we are also building IPP projects and looking for M&A opportunities across Europe to take advantage of the higher solar PPA prices and the favorable regulatory environment. We are targeting to have approximately 100 MWs in Europe by mid-2023.

Q2 2022 Financial Results:

All figures refer to the second quarter of 2022, unless stated otherwise.

Revenue

Revenue was $8.2 million, up 134% sequentially and down 56% year-over-year. Revenue for the quarter was primarily driven by our China IPP assets as well as the sale of three NTP projects in the U.S.

Gross Profit and Gross Margin

GAAP gross profit was $3.7 million and represented 45% of revenue. This was up from $1.1 million in Q1 2022 down from $11.3 million in Q2 2021. Non-GAAP gross profit was $4.1 million and represented 48% of revenue. Gross margin was above our guidance range for the full year as revenue mostly was attributed to higher margin IPP assets.

Operating Expense

GAAP operating expenses were $3.9 million, slightly higher than $3.4 million in Q1 2022 but lower than $4.0 million from Q2 2021. Non-GAAP operating expenses were $3.3 million, compared to $2.7 million in Q1 2022 and $2.9 million in Q2 2021. The sequential increase was primarily the result of an ERP system implementation and one-time financing related costs for our Europe market.

Net Income (loss)

GAAP net loss attributed to ReneSola Power common shareholders was $0.2 million compared to $1.7 million net loss in Q1 2022 and $7.0 million net income in Q2 2021. Net loss per ADS was $0.00, compared to net loss per ADS of $0.03 in Q1 2022 and net income per ADS of $0.10 in Q2 2021.

Non-GAAP net loss attributed to ReneSola Power was $0.4 million, compared to a non-GAAP net loss of $1.0 million in Q1 2022 and a non-GAAP net income of $7.5 million in Q2 2021. Non-GAAP net loss per ADS was $0.01, compared to Non-GAAP net loss per ADS of $0.02 in Q1 2022 and Non-GAAP net income per ADS of $0.11 in Q2 2021.

Cash Flow

Cash used in operating activities was $7.9 million; cash used in investing activities was $2.0 million, and cash used in financing activities was $4.9 million.

Financial Position

All figures are as of quarter-end, June 30, 2022.

Cash and cash equivalents at the end of Q2 2022 were $207.9 million compared to $222.9 million at the end of Q1 2022.

Total current assets were $285.7 million compared to $308.4 million at the end of Q1 2022. Our debt-to-asset ratio decreased to 8.3% compared to 9.6% in Q1 2022.

As of the date of this letter, we still have $30 million authorized in our share repurchase program.

Outlook for 2022

For the 2nd half of 2022, we anticipate project sales will accelerate throughout the remainder of the year.

We are reiterating our expectation for full year revenue to be in the range of $100 to $120 million. For full year gross margin, we continue to expect it will be 20 to 25%. For full year net profit, we continue to target $9 to $10 million, which is in line with our prior guidance of at least 30% growth.

For Q3, we expect revenue will be between $22 million to $25 million and our Q3 gross margin to be between 20% to 24%.

Conclusion

We believe broad social and governmental support for renewable energy will create a robust environment supporting the growth of solar projects, which in turn should drive exciting growth for us in the quarters ahead. Our strategy is sound, and our track record of execution is strong. We have never been more excited about the future.

We would like to thank our employees for their hard work and dedication. We also want to thank our customers, partners and shareholders for your continued support and confidence in ReneSola Power.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

Second Quarter 2022 Earnings Results Conference Call

We will host a conference call today to discuss our second quarter 2022 business and financial results. The call is scheduled to begin at 5:00 p.m. U.S. Eastern Time on Wednesday, September 7, 2022.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BId0ee75eccaf2437a8ea3edc802522a73

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at https://ir.renesolapower.com/.

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

ReneSola Power

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

IR@renesolapower.com

The Blueshirt Group

Mr. Yujia Zhai, CPA

+1 (860) 214-0809

Yujia@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Income Statement

RENESOLA LTD

Unaudited Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	Three Months Ended			Six Months Ended
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Net revenues	8,206	3,514	18,531	11,720	41,306
Cost of revenues	(4,517)	(2,373)	(7,235)	(6,890)	(23,210)
Gross profit	3,689	1,141	11,296	4,830	18,096

Operating (expenses)/income:
Sales and marketing	-	(3)	(286)	(3)	(411)
General and administrative	(3,875)	(3,107)	(2,996)	(6,982)	(5,745)
Other operating expenses	(36)	(250)	(721)	(286)	(563)
Impairment of long-lived assets	-	-	-	-	-
Total operating expenses	(3,911)	(3,360)	(4,003)	(7,271)	(6,719)

Income(loss) from operations	(222)	(2,219)	7,293	(2,441)	11,377
Non-operating (expenses)/income:
Interest income	473	357	603	830	1,123
Interest expense	(814)	(708)	(1,009)	(1,522)	(2,510)
Investment income for subsidiaries	76	714	-	790
Foreign exchange (losses)/gains	872	(85)	619	787	(1,259)
Total non-operating (expenses)/income	607	278	213	885	(2,646)

Income(loss) before income tax	385	(1,941)	7,506	(1,556)	8,731

Income tax (expense)/benefit	(349)	(107)	75	(456)	(326)
Income(loss),net of tax	36	(2,048)	7,581	(2,012)	8,405

Less: Net income attributed to non-controlling interests	240	(363)	628	(123)	678
Net income(loss) attributed to ReneSola Ltd	(204)	(1,685)	6,953	(1,889)	7,727

Income attributed to ReneSola Ltd per ADS
Basic	(0.00)	(0.03)	0.10	(0.03)	0.11
Diluted	(0.00)	(0.03)	0.10	(0.03)	0.11

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	66,956,781	66,918,272	69,750,857	66,956,781	69,750,857
Diluted	67,562,988	66,918,272	70,554,191	67,562,988	70,554,191

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

RENESOLA LTD
Unaudited Consolidated Balance Sheets
(US dollars in thousands)

Unaudited Consolidated Balance Sheets	Jun 30,	Mar 31,	Jun 30,
(US dollars in thousands)	2022	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	207,877	222,889	286,016
Restricted cash	157	20	-
Accounts receivable trade, net	27,332	29,496	35,754
Accounts receivable unbilled	8,744	11,455	-
Advances to suppliers	2,398	1,044	1,309
Value added tax receivable	3,329	5,731	3,883
Prepaid expenses and other current assets, net	19,366	17,408	12,273
Project assets current	16,457	20,327	17,900
Assets hold for sales	-	-	-
Total current assets	285,660	308,370	357,135

Property, plant and equipment, net	121,199	125,767	120,189
Deferred tax assets, net	739	780	766
Project assets non-current	15,940	7,739	3,438
Goodwill	1,023	1,023	1,023
Long-term invetements in U.S. Treasury Bills	10,043	9,985	-
Operating lease right-of-use assets	16,484	16,129	21,821
Finance lease right-of-use assets	22,920	24,442	25,266
Other non-current assets	26,246	25,665	29,596
Total assets	500,254	519,900	559,234

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	-	-	-
Bond payable current	-	-	-
Accounts payable	2,720	4,173	4,058
Advances from customers	202	2	1,057
Amounts due to related parties	9,666	9,469	6,702
Other current liabilities	6,562	6,785	9,468
Income tax payable	489	416	542
Salaries payable	601	434	326
Liabilities held for sale	-	-	-
Operating lease liabilities current	205	338	1,482
Failed sale-lease back and finance lease liabilities current	10,692	12,202	12,824
Total current liabilities	31,137	33,819	36,459

Bond payable, non-current portion	-	-	-
Long-term borrowings	49	56	69
Operating lease liabilities non-current	15,428	15,522	19,706
Failed sale-lease back and finance lease liabilities non-current	21,147	26,849	35,994
Other long-term liabilities	-	-	-
Total liabilities	67,761	76,246	92,228

Shareholders' equity
Common shares	847,745	847,379	848,524
Additional paid-in capital	13,593	13,046	8,197
Treasury stock	-20,000	-20,000	-
Accumulated deficit	(434,595)	(434,390)	(431,839)
Accumulated other comprehensive loss	(16,558)	(6,541)	(2,885)
Total equity attributed to ReneSola Ltd	390,185	399,494	421,997
Noncontrolling interest	42,308	44,160	45,009
Total shareholders' equity	432,493	443,654	467,006

Total liabilities and shareholders' equity	500,254	519,900	559,234

Appendix 3: Unaudited Consolidated Cash Flow Statement

RENESOLA LTD
Unaudited Consolidated Statements of Cash Flow
(US dollars in thousands)

	Three Months Ended
	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021
Net cash provided by (used in) operating activities	(7,862)	(14,362)	602

Net cash used in investing activities	(1,973)	(3,700)	(753)

Net cash provided by (used in) financing activities	(4,935)	(14,244)	(14,288)

Effect of exchange rate changes	(107)	831	(536)
Net increase in cash and cash equivalents and restricted cash	(14,877)	(31,475)	(14,975)
Cash and cash equivalents and restricted cash, beginning of the period	222,908	254,383	300,991
Cash and cash equivalents and restricted cash, end of the period	208,031	222,908	286,016

Appendix 4

Use of Non-GAAP Financial Measures

To supplement ReneSola Power’s financial statements presented on a GAAP basis, ReneSola Power provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP net income/ (loss) attributed to ReneSola Power represents GAAP net income/(loss) attributed to ReneSola Power plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Power divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Power and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Appendix 5

GAAP to Non-GAAP Unaudited Reconciliation

	Three Months Ended			Six Months Ended
(in thousands)	Jun 30, 2022	Mar 31, 2022	Jun 30, 2021	Jun 30, 2022	Jun 30, 2021
Reconciliation of Revenue
GAAP Net revenue	$8,206	$3,514	$18,531	$11,720	$41,306
Add: Discount of electricity subsidy in China	406	209	353	615	385
Non-GAAP Net revenue	$8,612	$3,723	$18,884	$12,335	$41,691

GAAP Gross Margin
US. GAAP as reported	$3,689	$1,141	$11,296	$4,830	$18,096
Add: Discount of electricity subsidy in China	406	209	353	615	385
Non-GAAP Gross Margin	$4,095	$1,350	$11,649	$5,445	$18,481

Reconciliation of operating expenses
GAAP operating expenses	$(3,911)	$(3,360)	$(4,003)	$(7,271)	$(6,719)
Add: Share based compensation	646	650	335	1,296	546
Add: Bad debt provision of receivables	-	-	-	-	-
Add: Cancellation of project assets	-	-	839	-	839
Add: Loss on disposal of project assets	-	-		-	286
Less: Gains on disposal of property, plant and equipment	-	-	(66)	-	(66)
Non-GAAP operating expenses	$(3,265)	$(2,710)	$(2,895)	$(5,975)	$(5,114)

Reconciliation of Operating Income
GAAP Operating Income	$(222)	$(2,219)	$7,293	$(2,441)	$11,377
Add: Discount of electricity subsidy in China	406	209	353	615	385
Add: Share based compensation	646	650	335	1,296	546
Add: Bad debt provision of receivables	-	-	-	-	-
Add: Cancellation of project assets	-	-	839	-	839
Add: Loss on disposal of project assets	-	-	-	-	286
Less: Gains on disposal of property, plant and equipment	-	-	(66)	-	(66)
Non-GAAP Operating Income	$830	$(1,360)	$8,754	$(530)	$13,367

Reconciliation of Net income attributed to ReneSola Ltd
GAAP Net income attributed to ReneSola Ltd	$(204)	$(1,685)	$6,953	$(1,889)	$7,727
Add: Discount of electricity subsidy in China	243	125	211	368	230
Add: Share based compensation	646	650	335	1,296	546
Add: Bad debt provision of receivables	-	-	-	-	-
Add: Cancellation of project assets	-	-	839	-	839
Less: Gains on disposal of property, plant and equipment	-	-	(40)	-	(40)
Less: Interest income of discounted electricity subsidy in China	(168)	(181)	(178)	(349)	(334)
Add: Foreign exchange loss/(gain)	(872)	85	(619)	(787)	1,259
Non-GAAP Net income attributed to ReneSola Ltd	$(355)	$(1,005)	$7,502	$(1,360)	$10,514